June 4, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Moran Accounting Branch Chief Division of Corporation Finance

Re:	NutriSystem, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Filed May 9, 2007

File No. 0-28551

Dear Mr. Moran:

On behalf of NutriSystem, Inc. (the “Company”), we are responding to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated May 29, 2007 with respect to the two referenced reports above.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have responded in electronic form on EDGAR as a correspondence file.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Item 8.	Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash, Cash Equivalents and Marketable Securities, page 42

Note 4. Cash, Cash Equivalents and Marketable Securities, page 47

1.	We have read your response to comment 4 of our letter dated May 8, 2007 regarding the basis for your classification of auction-rate securities in current assets as available-for-sale securities at each balance sheet date. The revised disclosure proposed in your response does not clearly support your basis for classifying these securities in current assets. Please revise your accounting policy disclosure to indicate that your intent is not to hold these securities until maturity as evidenced by your sale of these investments during you normal operating cycle. Please show us in your supplemental response what your revised disclosure will look like in future filings. Refer to paragraphs 78 through 83 of SFAS 115 and ARB No. 43, Chapter 3A.

Response: In future filings, we will revise our accounting policy disclosure to support our basis for classifying these securities in current assets.

The proposed disclosure, to be included in future filings, would read as follows:

Marketable securities consist of corporate auction-rate securities with original maturities of greater than three months. As of         , all the auction-rate securities held have maturities in excess of          years. The Company’s investment policy permits investments in auction-rate securities that have interest reset dates of three months or less at the time of purchase. The reset date is the date on which the underlying interest rate is revised based on a Dutch auction. Typically interest reset dates are every 35 days for these types of securities. Also, the marketable securities may be readily sold at any time as there is a ready market for such securities. The Company does not intend to hold these marketable securities to maturity as evidenced by the sale of these investments during its normal operating cycle. Additionally, the Company intends to utilize these securities to fund operations in the ordinary course of business. Accordingly, the Company classifies these available-for-sale securities as a current asset in the consolidated balance sheet.

If you have any questions, please feel free to contact James Brown, our Chief Financial Officer, at 215.706.5302.

Very truly yours,

/s/ Michael J. Hagan
Michael J. Hagan
Chairman, President and Chief Executive Officer